UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 29, 2020
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland (Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
On October 29, 2020, the Credit Suisse Financial Report 3Q20 was published. A copy of the Financial Report is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), (a) the sections of the attached Financial Report entitled “Investor information” and “Financial calendar and contacts” shall not be incorporated by reference into, or be deemed “filed”, with respect to any such Registration Statements, (b) the information under “Group and Bank differences” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856) and (c) the section of the attached Financial Report entitled “II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Bank regulatory disclosures” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2019 (Credit Suisse 2019 20-F) filed with the SEC on March 30, 2020, the Group’s financial report for the first quarter of 2020 (Credit Suisse Financial Report 1Q20), filed with the SEC on Form 6-K on May 7, 2020, the Group’s financial report for the second quarter of 2020 (Credit Suisse Financial Report 2Q20), filed with the SEC on Form 6-K on July 30, 2020, and the Group’s financial report for the third quarter of 2020 (Credit Suisse Financial Report 3Q20), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG relating to its results as of and for the three and nine months ended September 30, 2020. Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2019 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Swiss Universal Bank, International Wealth Management, Asia Pacific and the Investment Bank. Certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
For further information on the differences between the Group and the Bank, refer to “Note 34 – Subsidiary guarantee information” in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 3Q20.
Comparison of consolidated statements of operations
	Bank		Group		Bank		Group
in	3Q20	3Q19	3Q20	3Q19	9M20	9M19	9M20	9M19
Statements of operations (CHF million)
Net revenues	5,228	5,369	5,198	5,326	17,243	16,480	17,168	16,294
Total operating expenses	4,344	4,262	4,301	4,112	12,917	13,006	12,655	12,610
Income before taxes	790	1,035	803	1,142	3,372	3,296	3,555	3,506
Net income	540	808	545	886	2,878	2,368	3,016	2,572
Net income attributable to shareholders	542	800	546	881	2,876	2,353	3,022	2,567
Comparison of consolidated balance sheets
	Bank		Group
end of	3Q20	4Q19	3Q20	4Q19
Balance sheet statistics (CHF million)
Total assets	824,360	790,459	821,296	787,295
Total liabilities	774,999	743,696	775,296	743,581
Capitalization and indebtedness
	Bank		Group
end of	3Q20	4Q19	3Q20	4Q19
Capitalization and indebtedness (CHF million)
Due to banks	19,106	16,742	19,109	16,744
Customer deposits	389,419	384,950	388,264	383,783
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,761	27,641	30,667	27,533
Long-term debt	163,514	151,000	164,396	152,005
All other liabilities	172,199	163,363	172,860	163,516
Total liabilities	774,999	743,696	775,296	743,581
Total equity	49,361	46,763	46,000	43,714
Total capitalization and indebtedness	824,360	790,459	821,296	787,295

BIS capital metrics
	Bank		Group
end of	3Q20	4Q19	3Q20	4Q19
Capital and risk-weighted assets (CHF million)
CET1 capital	42,225	41,933	37,086	36,774
Tier 1 capital	56,538	54,024	52,327	49,791
Total eligible capital	57,551	56,958	53,340	52,725
Risk-weighted assets	285,924	290,843	285,216	290,463
Capital ratios (%)
CET1 ratio	14.8	14.4	13.0	12.7
Tier 1 ratio	19.8	18.6	18.3	17.1
Total capital ratio	20.1	19.6	18.7	18.2
4Q19 amounts are shown on a look-through basis.
Selected financial data – Bank
Condensed consolidated statements of operations
in	3Q20	3Q19	% change	9M20	9M19	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	3,234	5,328	(39)	11,101	15,804	(30)
Interest expense	(1,831)	(3,541)	(48)	(6,594)	(10,462)	(37)
Net interest income	1,403	1,787	(21)	4,507	5,342	(16)
Commissions and fees	2,849	2,754	3	8,665	8,237	5
Trading revenues	605	128	373	2,710	1,215	123
Other revenues	371	700	(47)	1,361	1,686	(19)
Net revenues	5,228	5,369	(3)	17,243	16,480	5
Provision for credit losses	94	72	31	954	178	436
Compensation and benefits	2,154	2,154	0	6,574	6,763	(3)
General and administrative expenses	1,824	1,783	2	5,319	5,291	1
Commission expenses	295	325	(9)	953	952	0
Restructuring expenses	71	–	–	71	–	–
Total other operating expenses	2,190	2,108	4	6,343	6,243	2
Total operating expenses	4,344	4,262	2	12,917	13,006	(1)
Income before taxes	790	1,035	(24)	3,372	3,296	2
Income tax expense/(benefit)	250	227	10	494	928	(47)
Net income	540	808	(33)	2,878	2,368	22
Net income/(loss) attributable to noncontrolling interests	(2)	8	–	2	15	(87)
Net income attributable to shareholders	542	800	(32)	2,876	2,353	22

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	3Q20	4Q19	% change
Assets (CHF million)
Cash and due from banks	136,962	101,044	36
Interest-bearing deposits with banks	1,164	673	73
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	97,328	106,997	(9)
Securities received as collateral	45,064	40,219	12
Trading assets	157,909	153,895	3
Investment securities	464	1,004	(54)
Other investments	5,744	5,634	2
Net loans	299,192	304,025	(2)
Goodwill	3,891	3,960	(2)
Other intangible assets	256	291	(12)
Brokerage receivables	40,229	35,648	13
Other assets	36,157	37,069	(2)
Total assets	824,360	790,459	4
Liabilities and equity (CHF million)
Due to banks	19,106	16,742	14
Customer deposits	389,419	384,950	1
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,761	27,641	11
Obligation to return securities received as collateral	45,064	40,219	12
Trading liabilities	46,193	38,186	21
Short-term borrowings	22,706	28,869	(21)
Long-term debt	163,514	151,000	8
Brokerage payables	29,133	25,683	13
Other liabilities	29,103	30,406	(4)
Total liabilities	774,999	743,696	4
Total shareholder's equity	48,546	46,120	5
Noncontrolling interests	815	643	27
Total equity	49,361	46,763	6

Total liabilities and equity	824,360	790,459	4
BIS statistics (Basel III)
end of	3Q20	4Q19	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	42,225	41,933	1
Tier 1 capital	56,538	54,024	5
Total eligible capital	57,551	56,958	1
Capital ratios (%)
CET1 ratio	14.8	14.4	–
Tier 1 ratio	19.8	18.6	–
Total capital ratio	20.1	19.6	–
4Q19 amounts are shown on a look-through basis.

Exhibits
No. Description
23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm (Credit Suisse Group AG)
99.1 Credit Suisse Financial Report 3Q20

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: October 29, 2020
By:
/s/ Thomas Gottstein                                 /s/ David R. Mathers
      Thomas Gottstein                                       David R. Mathers
      Chief Executive Officer                               Chief Financial Officer